ALPHA COGNITION INC.

1200 – 750 West Pender Street

Vancouver, British Columbia V6C 2T8

July 23, 2025

Via EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Lauren Hamill

Re:	Alpha Cognition Inc. – Request for Acceleration
Registration Statement on Form S-3
File No. 333-288823

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alpha Cognition Inc., a British Columbia corporation (the “Company”), hereby requests that the effective date for the Form S-3 registration statement (No. 333-288823), referred to above, be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on July 25, 2025, or as soon as possible thereafter. The Company hereby authorizes Jason Brenkert of Dorsey & Whitney LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please contact Jason Brenkert of Dorsey & Whitney LLP, counsel to the Company, at (303) 352-1133, as soon as the registration statement has been declared effective.

Very truly yours,

Alpha Cognition Inc.

/s/ Michael McFadden
Michael McFadden
Chief Executive Officer